Exhibit 3.2

Amendment No. 4

TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF DAWSON OPERATING COMPANY

The Second Amended and Restated Bylaws, as amended (the “Bylaws”) of Dawson Operating Company, previously known as Dawson Geophysical Company, a Texas corporation (the “Corporation”), are hereby amended as of February 11, 2015, as follows:

1.              The name of the Corporation, as set forth in the title of the bylaws, is amended in its entirety to be replaced with the following:

“DAWSON OPERATING COMPANY”

2.              Article VII, Section 4 of the Bylaws is hereby amended in its entirety and replaced with the following:

Section 4. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of each year.